

July 20, 2012

<u>Via E-mail</u>
Ms. Winnie Wong
Chief Financial Officer
Avrupa Minerals Ltd.
Suite 410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

> **Re: Avrupa Minerals Ltd.**
> **Registration Statement on Form 20-FR12G**
> **Filed June 4, 2012**
> **Amendment No. 1 to Registration Statement on Form 20-FR12G**
> **Filed June 22, 2012**
> **File No. 000-54728**

Dear Ms. Wong:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that your Form 20-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose prominently in the beginning of your registration statement that you are an emerging growth company. In addition, describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Item 3. Key Information, page 4

Capitalization and Indebtedness, page 6

3. Please revise the capitalization table to present the dollar amounts of each of the components of your capitalization and indebtedness as of March 31, 2012 to reflect the capitalization on an actual basis and, if applicable, "as adjusted" for the sale of new securities being issued. See Instructions to Item 3.B of Form 20-F.

Description of Business

4. Please revise your disclosure to address the company's competitive position in its industry.

5. Please address in more detail the governmental regulations on the company's mineral exploration in Portugal, Kosovo and Germany. Also address the effects of the governmental regulation on the company's business.

6. Please revise to present information regarding your plan of operations for remainder of the fiscal year. See Instruction 2 to Item 4.B of Form 20-F.

History and Development of the Business, page 11

7. Please revise to define "NSR".

Mineral Properties, page 12

8. Please disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

- The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

9. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing.

10. Please provide an overview of the exploration, mining, and environmental permit requirements for each of your properties. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

11. We note that several of your exploration properties are located on sites with historical operations. Please fully discuss any potential environmental liabilities associated with your properties.

12. We note your disclosure of sample results for several of your properties. Please only disclose sample results with specific sample widths and associated results. In this regard we note that several sample results disclosed in your filing are reported in terms of "up to" a particular value, rather than a specific number associated with an interval.

13. Please summarize your quality control procedures associated with your sampling data. This should include the type of analytical or testing procedures utilized, sample size, the name and location of each analytical or testing laboratory used, and any relationship of the laboratory to your company.

14. We note your disclosure of a historical resource for your Covas property. It does not appear that you have disclosed all the information under Part 2.4 of Canadian National Instrument 43-101 in regards to your historical resource. Please advise.

15. We note your disclosure regarding your agreement to option out your Covas tungsten project to Blackheath Resources Inc. with spending requirements of €300,000 before March 20, 2013. Additionally, we note your statement that you have signed an agreement with the Government of Portugal to extend your exploration license until March 20, 2013 with the requirement of a work investment of €500,000. Please clarify how the difference in these two amounts will be funded.

16. Please provide a detailed description of your exploration plans as required by paragraph (b)(4)(i) of Industry Guide 7. This information should include:

- A brief geological justification for each of the exploration projects written in non-technical language.

- A breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- A brief outline of all phases of exploration activity.

- A discussion of exploration funding.

- A statement, if applicable, identifying properties in which there is no current planned exploration program.

Please identify who will be conducting any proposed exploration work and disclose their qualifications.

Item 5. Operating and Financial Review and Prospects, page 22

Liquidity and Capital Resources, page 23

17. We note throughout your document you state that your business has a history of losses and no operational cash flow and your business is dependent on additional financing for planned exploration programs. Please revise your liquidity discussion to disclose the following:

- A description of the internal and external sources of liquidity, including a statement that, if true, that working capital is sufficient for the company's present requirements, or, if not, how you propose to provide additional working capital needed; and
- Provide information regarding any material commitments for capital expenditures as of the end of the latest financial year and any subsequent interim period and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

Item 6. Directors, Senior Management and Employees, page 32

18. Please revise the biography of Donald Ranta to indicate where he is employed and the dates of the positions held.

19. Please revise the biography of Winnie Wong to indicate the dates of the positions held at Pacific Opportunity Capital Ltd. and Pivotal Corporation.

Summary Compensation Table, page 35

20. We note that Mark Brown is the president and director of Pacific Opportunity Capital Ltd. and that the company provided management, administrative and secretarial functions to the company. Please advise us why the compensation paid to Pacific Opportunity Capital is not reflected in the compensation table for Mr. Mark Brown.

Staffing, page 38

21. Please revise to indicate the number of employees at the end of the period for the past three financial years.

Related Party Transactions, page 40

22. We note your statement in footnote (a) that "Pacific Opportunity Capital Ltd." is controlled by a director of the company. Please revise to identify the director who controls Pacific Opportunity Capital Ltd.

23. Please revise to clarify, if true, that the first three columns in the related party transactions table reflects the largest amount outstanding during the periods covered.

24. Please revise to clarify the consulting services provided by Paul Kuhn for the noted periods.

25. Please revise to clarify the consulting services provided by Mineralia for the noted periods.

26. Please revise your disclosure to indicate when the loan by Peter Merkel was made and the interest rate on the loan.

27. Please advise us why the loan amount by Peter Merkel is not reflected in the related party transactions table.

Item 9. Offer and Listing of Securities, page 41

28. Please advise us whether the company's securities are traded on the "pink sheets" under the symbol AVPMF. We may have further comment.

Disclosures About Market Risk, page 55

29. Please revise to address any commodity price risk applicable to the company or advise us why the disclosure is not necessary.

Financial Statements for the Year Ended December 31, 2011

Independent Auditors' Report, page 82

30. Your auditors' report states that the audit was conducted in accordance with Canadian generally auditing standards rather than in accordance with the standards of the PCAOB. Please note that the independent auditors' report should include a statement that the audit was conducted "in accordance with the standards of the Public Company Accounting Oversight Board (United States)," as required in Instruction 2 to Item 8.A.2 of Form 20-F and Article 2 of Regulation S-X.

Note 3. Asset Acquisition, page 97

31. You disclose that you acquired from MAEPA and Innomatik a total of $575,453 exploration and evaluation assets during 2010, however your balance sheets states the balance of $876,507. Please tell us and disclose what other assets are included in the balance sheet balance of $876,507 at December 31, 2010. We note your purchase of assets in your statement of cash flows of $183,139 however, it is unclear from your disclosure what these assets relate to and what the remaining balance relates to and how it was recorded.

Note 6. Capital and Resources, page 101

(e) Share Purchase Option Compensation Plan, page 102

32. You disclose that 10,000 options expired subsequent to December 31, 2011, however, this expiration does not appear to be presented on the table included on page 126 of your March 31, 2012 financial statements. Please clarify whether or not these options expired and if so, please revise to correctly present these options as expired in your March 31, 2012 financial statement footnotes.

33. Please revise to include all disclosures required by paragraphs 44-52 of IFRS 2. In this regard, please ensure to disclosure all of the terms on the options granted, including vesting provisions, terms and method of settlement as well as the following information:

- For share options outstanding at the end of the period for share options outstanding at the end of the period, the range of exercise prices and weighted average remaining contractual life; and
- Disclose the effect of share-based payment transactions on your profit or loss for the period and on your financial position as required in paragraph 51 of IFRS.

34. When disclosing your assumptions used to calculate fair value for your options, you disclose "nil" for December 31, 2011 and March 31, 2011. Please explain why your

assumptions were "nil" and how this impacted your option valuation that was recorded in your financial statements.

<u>Exhibits</u>

35. A number of exhibits, including Exhibits 1.1, 1.2 and 1.3, are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file these exhibits in the proper format with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director